As filed with the Securities and Exchange Commission on April 30, 2007

Registration No. 333-142052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CECO ENVIRONMENTAL CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation or Organization)

13-2566064

(I.R.S. Employer Identification No.)

3120 Forrer Street

Cincinnati, Ohio 45209

(513) 458-2600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Phillip DeZwirek, CEO

CECO Environmental Corp.

3120 Forrer Street

Cincinnati, Ohio 45209

(513) 458-2600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Leslie J. Weiss Sugar, Friedberg & Felsenthal LLP 30 North LaSalle Street, Suite 3000 Chicago, Illinois 60602 (312) 704-9400	Robert G. Reedy Porter & Hedges, L.L.P. 1000 Main Street, 36th Floor Houston, Texas 77002 (713) 226-6674

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 30, 2007

Prospectus

3,348,166 Shares

CECO ENVIRONMENTAL CORP.

Common Stock

We are offering 1,000,000 shares of our common stock, and the selling stockholders identified in this prospectus are offering an additional 2,348,166 shares of our common stock, of which 1,749,500 shares are issuable upon exercise of warrants. Our common stock is traded on The Nasdaq Global Market under the symbol “CECE.” The closing price of our common stock on April 25, 2007 on The Nasdaq Global Market was $14.23 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described under “ Risk Factors” beginning on page 10 of this prospectus before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 502,225 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Although we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders, we will receive $4,687,281 in proceeds from the exercise of the warrants for 1,749,500 shares of our common stock held by the selling stockholders and included in this offering.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2007.

Oppenheimer & Co.	Needham & Company, LLC

The date of this prospectus is                 , 2007.

CECOAire Baghouse at an Aluminum Smelting Facility	CECO Abatement Regenerative Thermal Oxidizer at a Chemical Plant

CECO Filters Mist Collector at a Textile Plant	H.M. White Phosphate and E Coat Line Under Construction at an Automotive Plant

CECO Filters Fiberbed Filter Being Assembled	Effox Rotary Vane Damper for a Power Generating Plant

You may rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where an offer to sell is not permitted. The information appearing in this prospectus is accurate in all material respects as of the date on the front cover of this prospectus, but our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or in our documents filed with the Securities and Exchange Commission, which we refer to as the SEC. It does not contain all the information you should consider. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” included in this prospectus. Unless otherwise provided, references to “CECO,” “we,” “us” and “our” refer to CECO Environmental Corp. and its subsidiaries and joint ventures, and references to “you” refer to prospective investors in our common stock. Unless otherwise indicated, this prospectus assumes that the underwriters’ over-allotment will not be exercised.

Our Business

We are a leading provider of air pollution control products and services to the multi-billion dollar air pollution control and industrial ventilation industry. We focus on offering our customers, through our family of companies, a complete end-to-end turnkey solution from engineering and project management services to procurement and fabrication to construction and installation to aftermarket support and sale of consumables. We believe we are one of the largest providers of complete turnkey solutions to the air pollution control and industrial ventilation industry in North America. We have continuously serviced the environmental needs of the industrial workplace for nearly 100 years, and we believe our extensive experience and expertise in providing a turnkey solution enhances our overall customer relationships and provides us with a competitive advantage relative to other companies in a fragmented industry.

We have created a family of companies, each playing a specialized role in the creation of clean air solutions. By combining the efforts of some or all of these companies, we are able to offer complete turnkey solutions to our customers and leverage the synergy of our family of companies. In December of 1999, we acquired Kirk & Blum Manufacturing Company, which we refer to as Kirk & Blum, one of the largest sheet metal fabricators in the U.S. This acquisition significantly changed our focus and capabilities and transformed us from a manufacturing operation to a full-service product, engineering and design service provider of air pollution control solutions. We have continued to build upon this end-to-end platform strategy by broadening our offerings through both acquisition and the creation of new service offerings. Recent developments include:

•

Entered into a transition agreement in February 2006 with H.M. White, LLC and H.M. White Holdings of Detroit, Michigan, which we collectively refer to as H.M. White, to jointly participate in the acquisition of new business in the areas of industrial ventilation systems and sheet metal and paint finishing construction, primarily for the automotive market.

•

Organized our marketing group CECO Energy Management Team, which we refer to as CEMT, in 2006 to assist customers in developing plant wide energy reduction strategies in addition to eliminating waste and raising the efficiency of ventilation systems.

•

Acquired the assets of Effox, Inc., which we refer to as Effox, a leading producer of damper and expansion joints, on February 28, 2007, continuing the execution of our “horizontal integration” strategy and broadening our exposure to the multi-billion dollar energy, power and utility market.

Our business is characterized by the breadth and diversity of our product and service offerings, customer base and end market applications. We operate through four principal product groups:

•	Contracting Group—produces air pollution control and industrial ventilation systems. Products and services are provided under the “Kirk & Blum” and “H.M. White” brands;

•	Equipment Group—produces various types of air pollution control equipment through the “CECO Abatement,” “Effox,” “CECO Filters,” “Bush International” and “CECOaire” brands;

•

Components/Parts Group—manufactures products used by our family of companies as well as third-party air pollution control companies and contractors. Our products and services are marketed under the “Kirk & Blum,” “K&B Duct” and “K&B Parts” brands; and

•	Engineering Group—provides industrial ventilation engineering and source emission testing services under the “kbd/Technic” and “CECO Energy Management Team” brands.

Our principal end markets and typical applications include:

Aerospace	» Collection (Dust, Oil Mist, Fume Exhaust) » Exhaust/Make-up Air » Painting/Finishing Booths » Pneumatic Conveying

Automotive	» Collection (Dust, Oil Mist, Fume Exhaust) » Exhaust/Make-up Air » Painting/Finishing Booths » Pneumatic Conveying » Process Ventilation

Energy	» High Efficiency Destruction (Volatile Organic Compounds, Fumes, Industrial Odors)

Food

»      Collection (Dust, Oil Mist, Fume Exhaust)

»      Exhaust/Make-up Air

»      Painting/Finishing Booths

»      Pneumatic Conveying

»      Emission Testing and Compliance

»      Systems Analysis

»      Industrial Ventilation (Engineering and Design)

»      Capture in Moderately Abrasive Environments (Dust Particles, Fumes, Oil Mist)

Metals	» Acid/Caustic Mist » Storage Tank Emissions » Lubricant Emissions » Nitric Acid » Platinum Recovery » Wet Bench Acid Mist

Power	» Rolling Mill Oil Mist Collection » Heavy Gauge Strip and Coil (Coolers and Dryers)

Steel	» Collection (Dust, Dry Particulate Matter, Kiln Exhaust, Raw Mill Exhaust, Electric Furnace) » Rolling Mill Oil Mist Collection » Heavy Gauge Strip and Coil (Coolers and Dryers)

Industry Overview

We serve a large industry that has grown steadily over the last several years. The market for air pollution control and industrial ventilation products is a multi-billion dollar market that is highly fragmented. Today, more so than ever, people demand to live in a world of clean air and an environment that is free of industrial pollutants.

We believe growth for air pollution control and industrial ventilation products in the U.S. and abroad continue to be driven by several key factors:

•

Favorable Regulatory Environment. The adoption of increasingly stringent environmental regulations in the U.S. and abroad forces businesses to pay strict attention to environmental protection. Strict air quality standards and the need for improved industrial workplace environments are chief among the factors that drive our business.

•

Worldwide Industrialization. Global trade has increased significantly over the last couple of years driven by growth in emerging markets, including China and India, as well as other developing nations in Asia and Latin America. Furthermore, as a result of globalization, manufacturing that was historically performed domestically continues to migrate to lower cost countries. This movement of the manufacture of goods throughout the world increases demand for industrial ventilation products as new construction continues and we expect more rigorous environmental regulations will be introduced to create a cleaner and safer working environment and reduce environmental emissions as these economies evolve.

•

Strong Global Economic Growth and Rebound in Basic Industries. The global economy continues to grow at a brisk pace. We believe this strong global growth has absorbed spare manufacturing capacity and contributed, in part, to the rebound in basic industries by creating greater demand for certain commodities that drove up prices and enabled plant expansion, improved production efficiencies and enhanced energy reduction efforts.

Our Competitive Strengths

Leading Market Position as a Complete Solution Provider. We believe we are the leading provider of complete turnkey solutions to the air pollution control and industrial ventilation industry and one of the largest and most diversified turnkey solutions providers in North America. The multibillion-dollar global air pollution control market is highly fragmented with numerous small and regional contracting firms separately supplying engineering services, fabrication, installation, testing and monitoring, products and spare parts. Through the vertical integration of our family of companies, we offer our customers a complete end-to-end solution from engineering and project management services to procurement and fabrication to construction and installation to aftermarket support and sale of consumables, which allows them to avoid dealing with multiple vendors when managing projects. We have continuously serviced the environmental needs of the industrial workplace for nearly 100 years and we believe our extensive experience and expertise in providing a turnkey solution for the air pollution control and industrial ventilation industry further enhances our overall customer relationships and provides us a competitive advantage in our markets relative to other companies in the industry. We believe this is evidenced by our long standing, strong customer relationships with blue chip customers. We believe that no single competitor has the resources to offer a similar portfolio of product and service capabilities. Our family of companies offers the depth of a large organization while our lean organizational structure keeps us close to our customers and markets, allowing us to offer fast responses to each unique situation.

Diversified End Markets and Customer Base. The diversity of our end markets and customer base provides us with multiple growth opportunities. As of December 31, 2006, we had a customer base of more than 2,300 active customers across a range of industries. Our customers represent some of the largest aerospace, automotive, foundry, ethanol, power and metals companies in the U.S., including General Electric Company, General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., American Honda Motor Co., Inc., The Boeing Company, Corning Incorporated, Toyota Motor North America, Inc., The Babcock & Wilcox Company and Alcoa Inc. In addition, we believe that the diversity of our customers and end markets mitigates our risk of potential fluctuation or downturn in demand from any individual industry or particular client. We believe we have the resources and capabilities to meet the operating needs of our customers as they upgrade and expand domestically as well as into new international markets. Once systems have been installed and a relationship has been established with the customer, we often win repeat service and maintenance business as the customers’ process changes and modifications or additions to systems become necessary.

Experienced Management and Engineering Team. Our senior management team has an average of approximately 20 years of experience in the air pollution control and industrial ventilation industry. The business experience of our management team creates a strong skill set for the successful execution of our strategy. Our senior management team is supported by a strong operating management team, which possess extensive operational and managerial experience, averaging over 20 years of industry experience, most of which has been with CECO and our family of companies. Our workforce includes approximately 62 engineers, designers, and project managers whose significant specialized industry experience and technical expertise enables them to have an understanding of the solutions that will best suit the needs of our customers. The experience and stability of our management, operating and engineering team has been crucial to our growth, developing and maintaining customer relationships and increasing our market share.

Disciplined Acquisition Program with Successful Integration. We believe that we have demonstrated an ability to successfully acquire and integrate air pollution control and industrial ventilation companies with complimentary product or service offerings into our family of companies. In February 2006, we integrated H.M. White, which provided us valuable access to the automotive market with a complete turnkey engineering, design, manufacturing and installation of air pollution control systems. More recently in February 2007, we acquired the assets of Effox, which we believe will grant us access to the multi-billion dollar energy, power and utility markets. We believe that the breadth and diversity of our products and services and our ability to deliver a turnkey solution to various end markets provides us with multiple sources of stable growth and a competitive advantage relative to other players in the industry. Our annual revenue has grown in each of the last four years and increased from $68.1 million in 2003 to $164.3 million in 2006, pro forma for the acquisition of the Effox assets, a compound annual growth rate of 34.1%. Over this same time frame our operating income has increased from $1.3 million to $8.6 million, pro forma for the acquisition of the Effox assets, a compound annual growth rate of 87.7%, which we believe evidences the success of our horizontal and vertical integration strategy.

Our Strategy

Our strategy utilizes all of our resource capabilities to help customers improve efficiencies and meet specific regulatory requirements within their business processes through optimal design and integration of turnkey pollution control systems. Our unique engineering and design expertise in air quality management combined with our comprehensive suite of product and service offerings allows us to provide customers with a one-stop cost-effective solution to meet their integrated abatement needs. We intend to continue to grow our company, increase stockholder value and become a worldwide leader in the design, development, installation and supply of complete turnkey solution to the industrial ventilation and pollution control marketplace. Key elements of our strategy include:

Expand Customer Base and Penetrate End Markets. We constantly look for opportunities to win new customers and penetrate new geographic locations and end markets with existing products and services or acquired new product or service opportunities. For example, we have successfully expanded our sales to new customers and entered new end markets through the organization of CEMT, the strategic integration of H.M. White and the strategic acquisition of the assets of Effox. CEMT ties together all of the pollution control specialties of the CECO family of companies and offers customers a complete plant-wide energy reduction strategy, which allows us to cross-sell our complete solution of products and services to both existing and new customers and create synergies between our many specialties. Our strategic integration of H.M. White provided us valuable access to the automotive market with a complete turnkey engineering, design, manufacturing and installation of air pollution control systems. Meanwhile, we believe that our strategic acquisition of the assets of Effox will allow us to access the multibillion-dollar energy, power and utilities markets. We intend to continue to expand our sales force, customer base and end markets and have identified a number of attractive growth opportunities both domestically and abroad, including international projects in China, Mexico and India.

Develop Innovative Solutions. We intend to continue to leverage our engineering and manufacturing expertise and strong customer relationships to develop new and customize products that address the identified needs of our customers or a particular end market. We thoroughly analyze new product opportunities by taking into account projected demand for the product or service, price point and expected operating costs, and only pursue those opportunities that we believe will contribute to earnings growth in the near-term. A recent example of our new product development includes our development of the CECO Abatement Regenerative Thermal Oxidizer, which is used for ethanol emission applications. According to Ethanol Producer Magazine, there are currently 119 ethanol plants operating and 63 under construction in the U.S. Of the plants under construction, CECO is providing pollution control equipment, stainless ducting, and dryers to 25 plants or approximately 40% of new-build activity. Growth in ethanol is expected to continue to increase along with other alternative energy solutions as a result of substantial government focus and legislative support, among other reasons. The National Corn Growers Association estimates that U.S. corn-based ethanol production could expand to between 12.8 and 17.8 billion gallons per year by 2015, from the Renewable Fuels Association’s estimated current capacity of approximately 5.8 billion gallons per year.

Maintain Strong Customer Focus. We have a diversified customer base of more than 2,300 active customers as of December 31, 2006, across a broad base of industries, including aerospace, brick, cement, ceramics, metalworking, ethanol, printing, paper, food, foundries, power plants, metal plating, wood working, chemicals, tobacco, glass, automotive and pharmaceuticals. We believe that there are multiple opportunities for us to expand our penetration of existing markets and customers, especially as our large multinational customers grow internationally. We plan to continue to leverage our turnkey solutions and nearly 100 years of air pollution control experience to simplify the environmental control needs of our customers, which should increase productivity, decrease costs and allow our customers to focus on their core businesses.

Pursue Selective Acquisitions. We believe we currently offer an attractive turnkey solution to our customers with organic growth potential; however, we will also continue to explore selective acquisition opportunities that:

•	Further broaden the breadth of our product and service offerings;

•	Allow us to enter new end markets or strengthen our presence in an existing end market; and

•	Extend our industry leadership position.

The air pollution control and industrial ventilation industry is highly fragmented, which may present acquisition opportunities, particularly companies that produce types of pollution control equipment that we do not currently manufacture or companies that have system expertise in a particular industry that we do not currently serve or feel that we underserve, or who, by integrating into our existing family of companies would make us a dominant player in that particular market. We believe that there is an ongoing trend among customers to utilize fewer suppliers in order to simplify procurement, increase manufacturing efficiency and generally reduce costs. We believe our reputation as an established, reliable and responsible provider of complete turnkey solutions makes us an attractive acquirer.

Recent Developments

Earnings Guidance. We are estimating net sales for the full year of 2007 to be in the range of $200 million to $210 million, an increase of 22% to 28% over unaudited net sales of approximately $164.3 million for 2006, pro forma for the acquisition of the Effox assets. Our adjusted EBITDA for the full year of 2007 is estimated to be in the range of $10.5 million to $11.5 million. This represents an increase in adjusted EBITDA of $0.6 million to $1.6 million, or 6% to 16% over adjusted EBITDA of approximately $9.9 million for the year ended December 31, 2006, pro forma for the acquisition of the Effox assets. Income from continuing operations for the year ended December 31, 2006 was approximately $3.1 million. Adjusted EBITDA is equal to income (loss) from continuing operations, plus interest expense (net of interest income), provision for income taxes, depreciation and amortization and income or expense from the valuation of warrants. See footnote 4 in “Summary Historical and Pro Forma Financial and Operating Data” for a discussion of adjusted EBITDA and why management believes its presentation provides useful information to investors regarding our financial condition and results of operations, as well as a reconciliation of adjusted EBITDA to income (loss) from continuing operations.

We can make no assurances that these estimates of future results will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note About Forward-Looking Statements” included in this prospectus. We do not undertake any obligation to update publicly any forward-looking statements, including, without limitation, any estimates regarding net sales or adjusted EBITDA, whether as a result of the receipt of new information, future events or otherwise.

New Bookings. Since December 31, 2006, we have received new contracts and additions to existing contracts totaling over $46 million as of March 31, 2007. This represents an increase of 31% over the comparable prior year period. We believe that if current trends in our business and order activity were to continue, we would meet our net sales and adjusted EBITDA expectations for the remainder of 2007.

Our Principal Executive Offices and Internet Address

Our principal executive offices are located at 3120 Forrer Street, Cincinnati, Ohio 45209, and our telephone number is (513) 458-2600. Our website address is www.cecoenviro.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	1,000,000 shares

Common stock offered by the selling stockholders	2,348,166 shares

Common stock to be outstanding immediately after this offering(1)	14,256,809 shares

Over-allotment option granted by us	502,225 shares

Use of proceeds

We will receive net proceeds of approximately $13.0 million, based upon an assumed public offering price of $14.23 per share (the last sale price of our common stock as reported on The Nasdaq Global Market on April 25, 2007) after deducting the underwriting discount and estimated offering expenses payable by us. We will use the net proceeds to:

•	Repay all of our subordinated debt payable to our affiliate; and

•	Repay a portion of our outstanding borrowings under our credit facility with Fifth Third Bank.

Our use of proceeds is more fully described under “Use of Proceeds.” Although we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders, we will receive $4,687,281 in proceeds from the exercise of the warrants for 1,749,500 shares of our common stock held by the selling stockholders and included in this offering.

Risk Factors

Investing in our common stock involves certain risks. You should carefully consider the risk factors discussed under the heading “Risk Factors” beginning on page 10 of this prospectus and other information contained or incorporated by reference in this prospectus before deciding to invest in our common stock.

Nasdaq Global Market symbol	“CECE”

(1)	The number of shares of common stock to be outstanding upon completion of this offering is based on 11,507,309 shares of common stock outstanding as of April 25, 2007, and assumes:

•

the expected exercise of the warrants by the selling stockholders to purchase 1,749,500 shares of common stock with a weighted average exercise price of $2.68 per share, which are included in this offering;

•	the exclusion of 283,000 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $4.51 per share as of April 25, 2007;

•

the exclusion of 750,000 shares of common stock issuable upon the exercise of outstanding warrants (other than the warrants that are expected to be exercised by the selling stockholders and included in this offering) with a weighted average exercise price of $4.98 per share as of April 25, 2007; and

•	that the underwriters do not exercise their over-allotment option to purchase up to 502,225 additional shares in the offering from us.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth our summary historical and pro forma financial and operating data as of and for each of the years indicated. The summary historical financial data are derived from our historical audited consolidated financial statements for the years indicated. The summary unaudited pro forma financial data for the year ended December 31, 2006 gives effect to certain events identified in the Unaudited Pro Forma Consolidated Financial Information appearing elsewhere in this prospectus, including our acquisition of the assets of Effox on February 28, 2007 as if such acquisition had occurred on January 1, 2006 with respect to the statement of operations information and December 31, 2006 with respect to the balance sheet information. The summary unaudited pro forma financial data are based on certain assumptions and adjustments and do not purport to reflect what our actual results of operations would have been had such acquisition in fact occurred on January 1, 2006 or December 31, 2006, nor are they necessarily indicative of the results of operations that we may achieve in the future. You should review this information together with the Unaudited Pro Forma Consolidated Financial Information, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes included or incorporated by reference in this prospectus.

						Pro Forma for the Effox Acquisition
	Year Ended December 31,					Year Ended December 31, 2006
	2004		2005		2006
						(unaudited)
	(in thousands, except per share amounts)
Statement of operations information:
Net sales	$69,366		$81,521		$135,359	$164,297
Cost of sales	56,271		64,521		111,261	132,549

Gross profit, excluding depreciation and amortization	13,095		17,000		24,098	31,748
Depreciation and amortization	1,254		1,167		1,229	1,552
Selling and administrative	10,656		12,308		16,822	21,578

Operating income	1,185		3,525		6,047	8,618
Other income (expense)	200		(900)		812	809
Interest expense(1)	(2,561)		(2,413)		(1,997)	(2,488)

Net income (loss)	(928)		(435)		3,094	4,416

Basic net income (loss) per share(2) Diluted net income (loss) per share(2)	(0.09 (0.09	) )	(0.04 (0.04	) )	0.27 0.24	0.39 0.34
Weighted average shares outstanding
Basic	9,990		9,993		11,260	11,260
Diluted	9,990		9,993		12,890	12,890

Other Financial Data (Unaudited)
Backlog(3)	$20,700		$28,900		$97,100	$117,100
Calculation of Adjusted EBITDA(4)
Income (loss) from continuing operations	(928)		(435)		3,094	4,416
Interest expense(1)	2,561		2,413		1,997	2,488
Interest income	(197)		(202)		(237)	(237)
Provision for income taxes	(248)		647		1,768	2,523
Depreciation	1,153		1,155		1,217	1,540
Amortization	101		12		12	12

EBITDA	2,442		3,590		7,851	10,742
Warrant (income) expense	36		806		(842)	(842)

Adjusted EBITDA(4)	$2,478		$4,396		$7,009	$9,900

				Pro Forma for the Effox Acquisition
	Year Ended December 31,			Year Ended December 31, 2006
	2004	2005	2006
				(unaudited)
	(in thousands)
Balance sheet information:
Working capital	$1,910	$3,602	$14,311	$16,190
Total assets	43,441	42,900	63,188	76,934
Total debt, including current maturities	16,082	14,415	16,334	22,246
Stockholders equity	7,249	6,783	14,923	14,923

(1)	Interest expense includes amortization of the original issue discount on subordinated debt to our affiliate. See “Certain Relationships and Related Party Transactions.”
(2)	Basic earnings (loss) per common share are calculated by dividing income (loss) by the weighted average number of common shares outstanding during the period.
(3)

Backlog at December 31, 2006, pro forma for the acquisition of the Effox assets, consists of our backlog at December 31, 2006 of approximately $97.1 million plus backlog attributable to the Effox assets of approximately $20 million at December 31, 2006. Backlog is not defined by generally accepted accounting principals and our methodology for calculating backlog may not be consistent with methodologies used by other companies. Our backlog consists of the amount of revenue we expect from complete performance of uncompleted signed, firm fixed-price contracts that have not been completed for products and services we expect to substantially deliver within the next 12 months.

(4)

Adjusted EBITDA is a non-generally accepted accounting principle, or GAAP, financial measure equal to income (loss) from continuing operations, the most directly comparable GAAP measure, plus interest expense (net of interest income), provision for income taxes, depreciation and amortization and income or expense from the valuation of warrants. We have presented adjusted EBITDA because we use adjusted EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider adjusted EBITDA to be an important indicator of the operational strength of our business. Management uses adjusted EBITDA:

•

as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our credit facility with Fifth Third Bank;

•	in communications with lenders concerning our financial performance;

•	to assess impairment of goodwill and intangibles; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

Adjusted EBITDA eliminates the effect of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that adjusted EBITDA provides useful information to our investors regarding our performance and overall results of operations. However, adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either income (loss) from continuing operations as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The adjusted EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this prospectus before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our dependence upon fixed-price contracts could adversely affect our operating results.

The majority of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize lower gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

If actual costs for our projects with fixed-price contracts exceed our original estimates, our profits will be reduced or we may suffer losses.

The majority of our contracts are fixed-priced contracts. Although we benefit from cost savings, we have limited ability to recover cost overruns. Because of the large scale and long-term nature of our contracts, unanticipated cost increases may occur as a result of several factors, including:

•	increases in cost or shortages of components, materials or labor;

•	unanticipated technical problems;

•	required project modifications not initiated by the customer; and

•	suppliers’ or subcontractors’ failure to perform.

Any of these factors could delay delivery of our products. Our contracts often provide for liquidated damages in the case of late delivery. Unanticipated costs that we cannot pass on to our customers, for example the increases in steel prices or the payment of liquidated damages under fixed contracts, would negatively impact our profits.

We have experienced rapid growth, which may be difficult to sustain and which has placed significant demands on our accounting systems and other operational, administrative and financial resources.

Our annual revenue has grown in each of the last four years increasing from $68.1 million in 2003 to $164.3 million in 2006, pro forma for the acquisition of the Effox assets. Our rapid growth has caused, and if it continues will continue to cause, significant demands on our accounting systems and other operational, administrative and financial resources. For example, we are currently planning to upgrade our accounting and operational computer software systems in either 2007 or 2008. In addition, we may need to expand and otherwise improve our internal systems, including our other management information systems, customer relationship and support systems, and operating, administrative and financial systems and controls. We may also need to hire additional staff or engage outside consultants. This effort may require us to make significant capital expenditures or incur significant expenses, and divert the attention of management, sales, support and finance personnel from our core business operations, which may adversely affect our financial performance in future periods.

Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges:

•	in maintaining adequate accounting, financial and business controls;

•	implementing new or updated information, accounting and financial systems, and procedures; and

•	in training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis.

We cannot assure you that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

We have a substantial amount of indebtedness, which may adversely affect our ability to operate our business, remain in compliance with debt covenants, make payments on our debt and limit our growth.

As of April 25, 2007, the aggregate amount of our outstanding indebtedness under our credit facility with Fifth Third Bank, which we refer to as the Bank Facility, and subordinated debt was approximately $23.9 million which includes an additional $6.7 million to finance the acquisition of the assets of Effox. Our outstanding indebtedness could have important consequences for you, including the following:

•

it may be more difficult for us to satisfy our obligations with respect to our Bank Facility and subordinated debt, and any failure to comply with the obligations of any of the agreements governing such indebtedness, including financial and other restrictive covenants, could result in an event of default under such agreements;

•

the covenants contained in our debt agreements limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•	the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•

we will need to use a portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which could put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our existing or future debt and meet our other obligations. If we do not have enough money to service our existing or future debt, we may be required to refinance all or part of our existing or future debt, sell assets, borrow more money or raise equity. We may not be able to refinance our existing or future debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

Our inability to deliver our backlog on time could affect our future sales and profitability, and our relationships with our customers.

Our backlog has increased from approximately $28.9 million at December 31, 2005 to approximately $97.1 million at December 31, 2006. This increase does not include approximately $20 million of backlog attributable to the recently acquired Effox assets at December 31, 2006. Our ability to meet customer delivery schedules for our backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Our failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance and cause adverse changes in the market price of our common stock.

Since our financial performance is seasonal, current results are not necessarily indicative of future results.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to predict accurately in a timely manner factors that may have a negative impact on our business. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter. For example, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. In addition, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Our financial performance may vary significantly from period to period, making it difficult to estimate future revenue.

Our annual revenues and earnings have varied in the past and are likely to vary in the future. Our contracts generally stipulate customer specific delivery terms and may have contract cycles of a year or more, which subjects these contracts to many factors beyond our control. In addition, contracts that are significantly larger in size than our typical contracts tend to intensify their impact on our annual operating results. Furthermore, as a significant portion of our operating costs are fixed, an unanticipated decrease in our revenues, a delay or cancellation of orders in backlog, or a decrease in the demand for our products, may have a significant impact on our annual operating results. Therefore, our annual operating results may be subject to significant variations and our operating performance in one period may not be indicative of our future performance.

We have a history of net losses, and may not be profitable in the future.

Although we reported net income of $3.1 million for the year ended December 31, 2006, we have incurred net losses each fiscal year since 1999. We cannot assure you that we will be profitable in the future. Even if we achieve profitability, we may experience significant fluctuations in our revenues and we may incur net losses from period to period. The impact of the foregoing may cause our operating results to be below the expectations of securities analysts and investors, which may result in a decrease in the market value of our common stock.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on all fixed price contracts over $50,000. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management’s reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

A significant portion of our accounts receivable are related to large contracts, which increases our exposure to credit risk.

We closely monitor the credit worthiness of our customers. Significant portions of our sales are to customers who place large orders for custom products and whose activities are related to the power and oil/gas industries. As a result, our exposure to credit risk is affected to some degree by conditions within these industries and governmental and/or political conditions. We frequently attempt to reduce our exposure to credit risk by requiring progress payments and letters of credit. However, unanticipated events that affect our customers could have a materially adverse impact on our operating results.

Changes in billing terms can increase our exposure to working capital and credit risk.

Our products are generally sold under contracts that allow us to either bill upon the completion of certain agreed upon milestones, or upon actual shipment of the product. We attempt to negotiate progress-billing milestones on all large contracts to help us manage the working capital and credit risk associated with these large contracts. Consequently, shifts in the billing terms of the contracts in our backlog from period to period can increase our requirement for working capital and can increase our exposure to credit risk.

Customers may cancel or delay projects. As a result our backlog may not be indicative of our future revenue.

Customers may cancel or delay projects for reasons beyond our control. Our orders normally contain cancellation provisions which permit us to recover our costs, and, for most contracts, a portion of our anticipated profit in the event a customer cancels an order. If a customer elects to cancel an order, we may not realize the full amount of revenues included in our backlog. If projects are delayed, the timing of our revenues could be affected and projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. If we receive relatively large orders in any given quarter, fluctuations in the levels of our quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, our backlog may not be indicative of our future revenues. With rare exceptions, we are not issued contracts until a customer is ready to start work on a project. Thus, it is our experience that the only correlation between the length of a project and the possibility that a project may be cancelled is simply the fact that there is more time involved. In a year long project there is more time for the customer to have some business downturn causing such customer to cancel than there is in a three-month project.

Our gross margins are affected by shifts in our product mix.

Certain of our products have higher gross profit margins than others. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins. For example, in the fourth quarter of 2006, we experienced a decrease in gross margin as a percent of net sales due to a change in product mix. Certain of our products also have a much higher internally manufactured cost component. Therefore, changes from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross margins. In addition, contracts with a higher percentage of subcontracted work or equipment purchases may result in lower gross profit margins.

If our goodwill or intangibles becomes impaired, we may be required to recognize charges that would reduce our net income or increase our net loss.

As of December 31, 2006, goodwill and intangibles represented approximately $11.5 million, or 18.2% of our total assets. On a pro-forma basis after giving effect to the acquisition of the assets of Effox, as of December 31,2006, we had goodwill and intangibles of approximately $15.6 million, or 20.3% of our total assets. Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite lived intangible assets, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

Risks Related to Our Operations and Industry

We face significant competition in the markets we serve.

The industries in which we compete are all highly competitive and highly fragmented. We compete against a number of local, regional and national contractors and manufacturers in each of our product or service lines, many of which have been in existence longer than us and some of which have substantially greater financial resources than we do. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. We believe new entrants that are large corporations may be able to compete with us on the basis of price and as a result may have a material adverse affect on the results of our operations. In addition, we cannot assure you that other companies will not develop new or enhanced products that are either more effective than ours or would render our products non-competitive or obsolete. Any failure by us to compete effectively in the markets we serve could have a material adverse effect on our business, results of operations and financial condition.

Increasing costs for manufactured components, raw materials, transportation, health care and energy prices may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, and equipment such as fans, motors, etc. Materials comprise the largest component of our costs, representing over 60% of the costs of our net sales in fiscal 2006. Further increases in the price of these items could further materially increase our operating costs and materially adversely affect our profit margins. Similarly, transportation and health care costs have risen steadily over the past few years and represent an increasingly important burden for us. Although we try to contain these costs wherever possible, and although we try to pass along increased costs in the form of price increases to our customers, we may be unsuccessful in doing so for competitive reasons, and even when successful, the timing of such price increases may lag significantly behind our incurrence of higher costs.

Our business is affected by the health of the markets we serve.

Our financial performance depends, in large part, on varying conditions in the markets that we serve, particularly the general industrial markets. Demand in these markets fluctuates in response to overall economic conditions, although the replacement nature of a portion of our products helps mitigate the effects of these changes. Economic downturns in the markets we serve may result in reductions in sales and pricing of our products and services, which could reduce future earnings and cash flow.

Our industry has recently experienced shortages in the availability of qualified personnel. Any difficulty we experience replacing or adding qualified personnel could adversely affect our business.

Our operations require the services of employees having technical training and experience in our business. As a result, our operations depend on the continuing availability of such personnel. Shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors, or be unable to employ additional or replacement personnel with the requisite level of training and experience, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both.

We rely on a few key employees whose absence or loss could disrupt our operations or be adverse to our business.

We are highly dependent on the experience of our management in the continuing development of our operations. The loss of the services of certain of these individuals would have a material adverse effect on our business. Although we have employment and non-competition agreements with certain of our key employees, as a practical matter, those agreements will not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. Our future success will depend in part on our ability to attract and retain qualified personnel to manage our development and future growth. We cannot assure you that we will be successful in attracting and retaining such personnel. Our failure to recruit additional key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.

Our operating strategy involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We have acquired, and intend to selectively acquire, other businesses, product or service lines, assets or technologies that are complementary to our business. We may be unable to find or consummate future acquisitions at acceptable prices and terms. We continually evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve numerous risks, including:

•	difficulties in integrating the acquired businesses, product or service lines, assets or technologies;

•	diverting management’s attention from normal daily operations of the business;

•	entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	unanticipated costs and exposure to undisclosed or unforeseen liabilities;

•	potential loss of key employees and customers of the acquired businesses, product or service lines, assets or technologies;

•	our ability to properly establish and maintain effective internal controls over an acquired company; and

•	increasing demands on our operational and information technology systems.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses, product or service lines, assets or technologies we purchase, an unavoidable level of risk remains regarding their actual operating and financial condition. Until we actually assume operating control of these businesses, product or service lines, assets or technologies, we may not be able to ascertain the actual value or understand the potential liabilities. This is particularly true with respect to non-U.S. acquisitions.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Our Bank Facility contains certain covenants that limit, or which may have the effect of limiting, among other things acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Our manufacturing operations are dependent on third-party suppliers.

Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply our raw materials, as well as certain specific component parts. We purchase all of our chemical grade fiberglass from one domestic supplier, which we believe is the only domestic supplier of such fiberglass, and certain specialty items from only two domestic suppliers. These items also can be purchased from foreign suppliers. Failure by our third-party suppliers to meet our requirements could have a material adverse effect on us. We cannot assure you that our third-party suppliers will dedicate sufficient resources to meet our scheduled delivery requirements or that our suppliers will have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of manufacturers or suppliers to supply, or delays in supplying, our raw materials or certain components, or allocations in the supply of certain high demand raw components could materially adversely affect our operations and ability to meet our own delivery schedules on a timely and competitive basis.

The relocation of our largest manufacturing and corporate office facility located in Cincinnati, Ohio could result in a negative impact on the Company’s financial performance.

We have entered into a purchase agreement for the sale of our largest manufacturing and corporate office facility in Cincinnati, Ohio. The agreement, which may be terminated by the purchaser for any reason prior to July 2, 2007, provides for the 10.7 acres of real estate and improvements to be divided into two parcels, with the closing of the first parcel scheduled to occur on or before July 16, 2007, provided that the purchaser makes a required payment to us by July 2, 2007. The closing of the second parcel would occur on or before the later of March 25, 2008 or 30 days after we have vacated the second parcel, subject to certain conditions. The closing of the sale is subject to customary closing conditions and the negotiation of our rights to occupy both parcels for a period of up to 10 months following the first closing. There is no assurance that the sale will be consummated. We will be required to relocate all of our manufacturing operations and administrative offices that are currently being performed at these facilities. Although we are currently making plans to vacate these facilities, we have not located replacement facilities for our operations. If we are unable to locate replacement facilities and relocate our operations within the required time periods, our manufacturing operations and administrative activities may be disrupted and we may be required to incur additional expenses, which may have an adverse impact on our business and results of operations. In addition, the disruption on our manufacturing operations and administrative activities during the relocation, and additional incurred expenses may also have an adverse impact on our business and results of operations.

Our operations outside of the United States are subject to political, investment and local business risks.

In 2006, approximately 5% of our total revenue was derived from products or services ultimately delivered or provided to end-users outside the United States. As part of our operating strategy, we intend to expand our international operations through internal growth and selected acquisitions. Operations outside of the United States, particularly in emerging markets, are subject to a variety of risks which are different from or additional to the risks we face within the United States. Among others, these risks include:

•	local political and social conditions, including potential hyperinflationary conditions and political instability in certain countries;

•	imposition of limitations on the remittance of dividends and payments by foreign subsidiaries;

•	adverse currency exchange rate fluctuations, including significant devaluations of currencies;

•	tax-related risks, including the imposition of taxes and the lack of beneficial treaties, that result in a higher effective tax rate for us;

•	difficulties in enforcing agreements and collecting receivables through certain foreign local systems;

•	domestic and foreign customs, tariffs and quotas or other trade barriers;

•	increased costs for transportation and shipping;

•	difficulties in protecting intellectual property;

•	risk of nationalization of private enterprises by foreign governments;

•	managing and obtaining support and distribution channels for overseas operations;

•	hiring and retaining qualified management personnel for our overseas operations;

•	imposition or increase of restrictions on investment; and

•	required compliance with a variety of local laws and regulations which may be materially different than those to which we are subject in the United States.

The occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon the financial condition and results of operations.

If we do not develop improved products and new products in a timely manner in response to industry demands, our business and revenues will be adversely affected.

The air pollution control and filtration industry is characterized by ongoing technological developments and changing customer requirements. As a result, our success and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by our competition. We cannot assure you that we will be successful in developing or acquiring such rights to products on a timely basis or that such products will adequately address the changing needs of the marketplace.

Our business can be significantly affected by changes in technology and regulatory standards.

The air pollution control and filtration industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements may render certain of our filtration products and processes obsolete. Acceptance of new products and services may also be affected by the adoption of new government regulations requiring stricter standards. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products or services will not become obsolete.

We might be unable to protect our intellectual property rights and our products could infringe the intellectual property rights of others, which could expose us to costly disputes.

We hold various patents and licenses relating to certain of our products. We cannot assure you as to the breadth or degree of protection that existing or future patents, if any, may afford us, that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us. Although we believe that our products do not and will not infringe patents or violate the proprietary rights of others, it is possible that our existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. In the event our products infringe patents or proprietary rights of others, we may be required to modify the design of our products or obtain a license for certain technology. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Failure to do any of the foregoing could have a material adverse effect upon our business. In addition, we cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violations action which may be brought against us. Moreover, if our products infringe patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Work stoppages or similar difficulties could significantly disrupt our operations.

As of March 31, 2007, approximately 419 of our 691 employees are represented by international or independent labor unions under various union contracts that expire from June 2007 to April 2010. It is possible that our workforce will become more unionized in the future. Although we consider our employee relations to generally be good, our existing labor agreements may not prevent a strike or work stoppage at one or more of our facilities in the future and we may be affected by other labor disputes. A work stoppage at one or more of our facilities may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our profitability.

Additionally, a work stoppage at one of our suppliers could adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

We may incur material costs as a result of product liability claims, which could adversely affect our business, results of operations and financial condition and cash flows.

Despite our quality assurance measures, defects may occur in our products and we may be exposed to product liability claims in the event that the use of our products results, or is alleged to result, in bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. An unsuccessful defense of a product liability claim could have an adverse affect on our business, results of operations and financial condition and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our company.

Liability to customers under warranties may adversely affect our reputation, our ability to obtain future business and our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

We may become liable for the obligations of our subcontractors.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as electrical work, concrete work, insulation, conveyors, controls, etc. In our industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

Our corporate compliance program cannot assure that we will be in complete compliance with all potentially applicable regulations, including the Sarbanes-Oxley Act of 2002.

As a publicly traded company, we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002. Many of these regulations are of recent adoption and may be subject to change. In connection with their audit of our financial statements for the fiscal years of 2005 and 2006, our independent registered public accounting firm, Battelle & Battelle LLP, identified a significant deficiency in our internal control over financial reporting. This deficiency was not determined to be a “material weakness” in our controls, however. The Public Company Accounting Oversight Board defines a “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. We are in the process of taking the necessary steps to remedy such deficiencies in our internal controls within the required time periods and our management concluded that as of the end of these periods, they believed that our disclosure controls and procedures were effective. However, we cannot assure you that these measures or any future measures will enable us to avoid other significant deficiencies or material weaknesses in the future.

In addition, in February 2005, our management detected a material misstatement in the systemic calculation in the percentage of completion calculation spreadsheets for smaller projects. While revenue recognized under the percentage of completion calculation on individual large projects was accurate, due to this spreadsheet error, the aggregation of such totals for small and large jobs was incorrect. This error occurred from 2000 to 2003 and the three quarters reported during 2004. Our Audit Committee agreed with management’s recommendation that our consolidated financial statements for the periods described above should be restated and we filed an amended annual report on Form 10-K for the year ended December 31, 2003 and amended quarterly reports on Form 10-Q for the first three quarters of 2004 to include restatements of the financial statements included in those reports to reflect the error. We cannot assure you that any weaknesses we may discover in the future will not require us to restate any of our prior financial statements.

There are inherent limitations in all internal control systems over financial reporting, and misstatements due to error or fraud may occur and not be detected.

While we continue to take action to ensure compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in our ability to control all circumstances. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be evaluated in relation to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If we are unable to complete our assessment of the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 10-K, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2007 and a related attestation of our independent auditors beginning with our annual report for the fiscal year ended December 31, 2008. We will be required to include such attestation beginning with our annual report for fiscal year ended December 31, 2007 if the market value of our common stock held by non-affiliates as of June 30, 2007 is $75 million or more. We are currently undertaking a comprehensive review in preparation for compliance with Section 404. This review includes the documentation and evaluation of our internal controls under the direction of our management and the upgrade of our accounting and operational computer software systems. We have been making various changes to our internal control over financial reporting as a result of our review efforts. To date, we have not identified any material weaknesses in our internal control over financial reporting, as defined by the Public Company Accounting Oversight Board. However, due to the number of controls to be examined, the complexity of the project, as well as the subjectivity involved in determining effectiveness of controls, we cannot be certain that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements. We believe that the out-of-pocket costs, the diversion of management’s attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 will be significant. If the time and costs associated with such compliance exceed our current expectations, our profitability could be affected. We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be negatively affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could negatively impact our business, profitability and financial condition.

Our business is subject to risks of terrorist acts, acts of war and natural disasters.

Terrorist acts, acts of war, or national disasters may disrupt our operations and information and distribution systems, as well as those of our customers. These types of acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could weaken the domestic/global economies and create additional uncertainties, thus forcing our customers to reduce their capital spending, or cancel or delay already planned construction projects, which could have a material adverse impact on our business, operating results and financial condition.

Risks Related To Our Common Stock and this Offering

Our executive officers and directors are able to exercise significant influence over CECO, and their interests may conflict with those of our other stockholders.

As of April 25, 2007, our executive officers and directors beneficially own approximately 42.1% of our outstanding common stock, assuming the exercise of currently exercisable warrants and options held by them. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of management with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Management’s continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. Following the offering, our executive officers and directors will beneficially own approximately 24.1% of our outstanding stock, or 23.3% if the underwriters exercise their overallotment option in full, assuming in both cases the exercise of currently exercisable warrants and options held by them.

We have engaged in the past, and continue to engage, in related party transactions and such transactions present possible conflicts of interest.

We have engaged in the past, and continue to engage, in several related party transactions, including the issuance, modification and extension of our subordinated debt obligations, management consulting services, and office space and other expenses related to our Toronto office. All such transactions were approved by the Audit Committee of our Board of Directors, which believed that the transactions were in our best interest. Transactions of this nature present the possibility of a conflict of interest whereby the other party may advance its economic or business interests or objectives that may conflict with or be contrary to our best interests. Any such conflict could have a material adverse effect on our financial conditions and results of operations.

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of April 25, 2007, we had 11,507,309 shares of common stock outstanding. The average daily trading volume in our common stock during the prior 60 calendar days ending on March 31, 2007 was approximately 228,000 shares. A more active public market for our common stock, however, may not develop, which would continue to adversely affect the trading price and liquidity of our common stock. Moreover, a thin trading market for our stock causes the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the twelve-month period ended March 31, 2007, the sale prices of our common stock on The Nasdaq Global Market and The Nasdaq SmallCap Market has ranged from a low of $6.78 to a high of $18.14 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological advances by us or our competitors;

•	current events affecting the political and economic environment in the United States;

•	conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;

•	litigation involving or affecting us;

•	changes in financial estimates by us or by any securities analysts who might cover our stock; and

•	additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

Purchasers of our common stock in this offering will experience an immediate, substantial dilution in net tangible book value of $13.04 per share of common stock (based on an assumed offering price of $14.23, the last sale price of our common stock as reported on The Nasdaq Global Market on April 25, 2007) because the price per share of common stock in this offering is substantially higher than the net tangible book value of each share of common stock outstanding immediately after this offering. Our net tangible book value as of December 31, 2006 on a pro forma basis after giving effect to our acquisition of the assets of Effox is approximately $(716,000), or $(0.06) per share of common stock. In addition, purchasers may experience further dilution from issuances of shares of our common stock in the future.

Issuance of shares under our stock incentive plan or in connection with financing transactions will dilute current stockholders.

Pursuant to our current stock incentive plan, our management is authorized to grant stock awards to our employees, directors and consultants. You will incur dilution upon exercise of any outstanding stock awards. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders. For example, in 2006, our chairman received 250,000 warrants in exchange for extending the maturities on subordinated debt.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

We have reserved 1.5 million shares of our common stock for issuance under our stock option plan, and we had outstanding options to purchase 282,605 shares of our common stock with a weighted average exercise price of $4.51 per share as of December 31, 2006. These shares of common stock are registered for resale on a currently effective registration statement. Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp., which we refer to as Green Diamond, an affiliate of Phillip DeZwirek and Jason DeZwirek, owns warrants to purchase 250,000 shares of common stock that have piggy-back rights, commencing July 1, 2007, granting it the right to require that we register such shares in the event we file any registration statements in the future. We may issue additional restricted securities or register additional shares of common stock under the Securities Act of 1933, as amended, which we refer to as the Securities Act, in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options, or the availability for sale, or sale, of a substantial number of the shares of common stock eligible for future sale under effective registration statements, under Rule 144 or otherwise, could adversely affect the market price of the common stock. Our Board of Directors has approved a 2007 Equity Incentive Plan, which if approved by our stockholders, will replace our current stock option plan. Up to 2,000,000 shares will be reserved for issuance under the new incentive plan, which would include option grants, stock grants and restricted stock grants. We anticipate that we will register all of such shares for resale on a registration statement.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our Board of Directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those limiting who may call special stockholders’ meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest.

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Additionally, our Bank Facility restricts the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, which represents our management’s beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words “expects”, “anticipates”, “intends”, “believes” or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progress, and therefore you should clearly understand that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we may not inform you if they do.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this prospectus under “Risk Factors.” In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

USE OF PROCEEDS

We will receive net proceeds of approximately $13.0 million from our sale of 1,000,000 shares of common stock in this offering, or approximately $19.8 million if the underwriters exercise their over-allotment option in full, based upon an assumed public offering price of $14.23 per share (the last sale price of our common stock as reported on The Nasdaq Global Market on April 25, 2007), after deducting the underwriting discount and estimated offering expenses payable by us.

We will use approximately $6.0 million of the net proceeds from this offering to repay all of our subordinated debt and accrued interest payable to Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. Green Diamond is an affiliate of Phillip DeZwirek, our Chief Executive Officer and Chairman of the Board, and Jason DeZwirek, our Secretary and a member of our Board of Directors. The subordinated debt is evidenced by two promissory notes, both of which have a maturity date of January 1, 2010 and bear interest at 12%. As of April 25, 2007, we owed an aggregate of approximately $6.0 million, including accrued interest, to Green Diamond under the two promissory notes.

We will use the balance of the net proceeds to repay a portion of our outstanding borrowings under our Bank Facility with Fifth Third Bank. Our Bank Facility consists of a $20 million revolving line of credit and two term notes in the amount of $2.4 million and $5 million, respectively. We used approximately $6.7 million of our outstanding borrowings in February of 2007 to finance our purchase of the assets of Effox. The balance of our outstanding borrowings under our Bank Facility was used for general corporate purposes. The revolving line of credit bears interest at LIBOR plus 2% and the term notes bear interest at LIBOR plus 2.25%. As of April 25, 2007, we owed an aggregate of $17.9 million to Fifth Third Bank under the revolving line of credit and the term notes. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities.

We will not receive any proceeds from the sale of stock being offered by the selling stockholders. Upon the exercise of the warrants by the selling stockholders identified in this prospectus for the shares of common stock included by them in this offering, we will receive proceeds of $4,687,281, which we will use to repay a portion of our outstanding borrowings under our Bank Facility with Fifth Third Bank.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006:

•	on an actual basis;

•	on a pro forma basis, to reflect the acquisition of the assets of Effox; and

•

on a pro forma as adjusted basis, to reflect (i) the acquisition of the assets of Effox and (ii) the issuance and sale of 1,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $14.23 per share (the last sale price of our common stock as reported on The Nasdaq Global Market on April 25, 2007), after deducting the underwriting discount and estimated offering expenses, the issuance of 1,749,500 shares of common stock resulting from the exercise of warrants by the selling stockholders for the shares of common stock offered by them in this offering, and our receipt and the application of the estimated net proceeds from this offering and the proceeds from the exercise of the warrants by the selling stockholders as described under the caption “Use of Proceeds.”

You should read this table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes which are incorporated by reference in this prospectus.

	As of December 31, 2006
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$445	$445	$445

Total debt(1)	15,492	22,246	4,511
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized; 11,507,309 shares issued and outstanding actual and pro forma; 14,256,809 shares issued and outstanding pro forma as adjusted(2)	116	116	144
Additional paid-in capital	20,421	20,421	38,128
Accumulated deficit	(3,978)	(3,978)	(3,978)
Accumulated other comprehensive loss	(1,280)	(1,280)	(1,280)
Less treasury stock, at cost, 137,920 shares actual, pro forma and pro forma as adjusted	(356)	(356)	(356)

Total stockholders’ equity	14,923	14,923	32,658

Total capitalization	$30,415	$37,169	$37,169

(1)	In connection with the acquisition of the Effox assets, we incurred an additional $6.7 million of indebtedness under the Bank Facility.
(2)	Share amounts do not include:

•	283,000 shares of common stock issuable upon exercise of options outstanding issued under our stock option plan at a weighted average exercise price of $4.51 per share at December 31, 2006; and

•

750,000 shares of common stock issuable upon the exercise of outstanding warrants (other than warrants that are expected to be exercised by the selling stockholders and included in this offering) with a weighted average exercise price of $4.98 per share as of December 31, 2006.

PRICE RANGE OF OUR COMMON STOCK

Since September 19, 2006, our common stock has been quoted on The Nasdaq Global Market under the symbol “CECE.” Prior to that date, our common stock was traded on The Nasdaq SmallCap Market under the same symbol. The following table sets forth the high and low sales prices of our common stock as reported by The Nasdaq Global Market or The Nasdaq SmallCap Market during the periods indicated.

	Price Range
	Low	High
2005
First Quarter	$2.66	$4.15
Second Quarter	$1.86	$3.60
Third Quarter	$2.71	$4.51
Fourth Quarter	$4.07	$7.64

2006
First Quarter	$5.61	$10.00
Second Quarter	$6.78	$12.93
Third Quarter	$6.95	$10.96
Fourth Quarter	$7.60	$11.18

2007
First Quarter	$9.50	$18.14
Second Quarter (through April 25, 2007)	$12.02	$15.08

The approximate number of registered stockholder of record of our common stock as of April 9, 2007 was 227. The last reported sales price for our common stock on April 25, 2007 was $14.23.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We are party to various loan documents which prevent us from paying any dividends.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On February 28, 2007, we purchased substantially all of the assets of Effox. The purchase price was approximately $12.8 million, consisting of cash paid of approximately $6.7 million and liabilities assumed of approximately $5.8 million. The purchase price is subject to adjustment based on final determined values of certain assets and liabilities as of the closing date. Additionally, the former owners of Effox are entitled to earn-out payments of up to $1 million in the aggregate upon the attainment of specified gross profit amounts through December 31, 2009. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition (dollars in thousands):

Current assets	$8,261
Property and equipment	278
Intangible assets—finite life	231
Goodwill	3,910
Other assets	129

Total assets acquired	12,809
Current liabilities assumed	(4,756)
Other liabilities assumed	(1,048)

Net assets acquired	$7,005

The unaudited pro forma consolidated statement of income for the year ended December 31, 2006 has been prepared as if the acquisition had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet as of December 31, 2006 has been prepared as if the acquisition had occurred on that date.

The unaudited pro forma consolidated financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project our future financial position or operating results. No effect has been given in the unaudited pro forma consolidated statement of income for synergistic benefits that may be realized through the combination of the two companies or the costs that may be incurred in integrating their operations. The unaudited pro forma consolidated financial information should be read in conjunction with our historical financial statements and related notes and the historical financial statements of Effox, which are included or incorporated by reference in this prospectus.

The following unaudited pro forma consolidated financial information was prepared using the purchase method of accounting as required by FASB Statement of Financial Accounting Standards No. 141, “Business Combinations.” The purchase price has been allocated to the assets acquired and liabilities assumed based upon our management’s preliminary estimate of their respective fair values as of the date of acquisition. Any differences between the fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The purchase price and fair value estimates for the purchase price allocation may be refined as additional information becomes available.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2006

	Historical		Pro Forma
	CECO	Effox	Adjustments		Combined
	(Dollars in thousands, except per share data)
ASSETS
Cash and cash equivalents	$445	$2,196	$(2,196	)(A)	$445
Accounts receivable, net	26,925	6,655	—		33,580
Costs and estimated earnings in excess of billings on uncompleted contracts	10,766	—	944	(C)	11,710
Inventories	2,755	2,172	(1,083	)(C)	3,844
Prepaid expenses and other current assets	1,762	183	—		1,945

Total current assets	42,653	11,206	(2,335)		51,524
Property and equipment, net	8,530	292	—		8,822
Goodwill, net	9,527	—	3,910	(E)	13,437
Intangible assets—finite life, net	576	—	231	(D)	807
Intangible assets—indefinite life	1,395	—	—		1,395
Deferred tax asset	—	—	—		—
Deferred charges and other assets	507	771	(329	)(A)	949

	$63,188	$12,269	$1,477		$76,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of debt	$620	$6,932	$(6,932	)(A)	$620
Accounts payable and accrued expenses	17,879	6,797	(1,619	)(A)	23,057
Customer advances	—	2,314	(2,314	)(C)	—
Billings in excess of costs and estimated earnings on uncompleted contracts	9,559	—	1,814	(C)	— 11,373
Accrued income taxes	284	25	(25	)(A)	284

Total current liabilities	28,342	16,068	(9,076)		35,334

Other liabilities	2,524	2,063	(2,063	)(A)	2,524
Debt, less current portion	9,971	—	6,754	(F)	16,725
Deferred income tax liability	2,527	—	—		2,527
Related party subordinated notes	4,901	—	—		4,901
Mandatorily redeemable preferred stock	—	3,079	(3,079	)(A)	—

Total liabilities	48,265	21,210	(7,464)		62,011

Commitments and contingencies

Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	116	794	(794	)(A)	116
Capital in excess of par value	20,421	—	—		20,421
Accumulated deficit	(3,978)	(9,735)	9,735	(A)	(3,978)
Accumulated other comprehensive loss	(1,280)	—	—		(1,280)

	15,279	(8,941)	8,941		15,279
Less treasury stock, at cost	(356)	—	—		(356)

Total shareholders’ equity	14,923	(8,941)	8,941		14,923

	$63,188	$12,269	$1,477		$76,934

The accompanying notes to unaudited pro forma consolidated combined financial statements are an integral part of the statements.

Unaudited Pro Forma Condensed Combined Statement of Income

Year ended December 31, 2006

	Historical		Pro Forma
	CECO	Effox	Adjustments		Combined
	(Dollars in thousands, except per share data)
Net sales	$135,359	$28,640	$298	(C)	$164,297

Costs and expenses:
Cost of sales, exclusive of items shown separately below	111,261	21,100	224	(C)	132,585
Selling and administrative	16,822	4,720	—		21,542
Depreciation and amortization	1,229	169	154	(D)	1,552

	129,312	25,989	378		155,679

Income from operations	6,047	2,651	(80)		8,618
Other (expense) income	812	(3)	—		809
Interest expense	(1,997)	(828)	337	(B)(F)	(2,488)

	(1,185)	(831)	337		(1,679)

Income before income taxes	4,862	1,820	257		6,939
Income tax expense (benefit)	1,768	707	48	(G)	2,523

Net income	$3,094	$1,113	$209		$4,416

Per share data:
Basic net income	$0.27				$0.39

Diluted net income	$0.24				$0.34

Weighted average number of common shares outstanding:
Basic	11,260,459				11,260,459

Diluted	12,890,401				12,890,401

The accompanying notes to unaudited pro forma consolidated combined financial statements are an integral part of the statements.

Notes to Unaudited Pro Forma Consolidated Combined Financial Statements

(A)	Represents the elimination of Effox’s equity accounts, as well as assets and liabilities that were excluded from the acquisition.

(Dollars in thousands)
Cash and cash equivalents	$(2,196)
Deferred charges and other assets	$(329)
Current portion of debt	$(6,932)
Accounts payable and accrued expenses	$(1,619)
Accrued income taxes	$(25)
Other liabilities	$(2,063)
Mandatorily redeemable preferred stock	$(3,079)
Common stock	$(794)
Accumulated deficit	$9,735

(B)	Represents the elimination of interest expense totaling $828,000 for debt which was not assumed in the acquisition.
(C)	Represents adjustments to convert the Effox accounts from the completed contract method of accounting to the percentage of completion method of accounting for contracts for which costs can reasonably be estimated.

(Dollars in thousands)
Pro Forma Consolidated Balance Sheet
Inventories	$(1,083)
Customer advances	$(2,314)
Costs and estimated earnings in excess of billings on uncompleted contracts	$944
Billings in excess of costs and estimate earnings on uncompleted contracts	$1,814

Pro Forma Consolidated Statement of Income
Net sales	$298
Cost of sales	$224

(D)	Represents the purchase price allocation to an intangible asset for customer contracts of approximately $231,000 and for related amortization expense of approximately $154,000 based on its estimated useful life of 18 months.
(E)	Represents residual goodwill of approximately $3,910,000 resulting from the allocation of the purchase price to acquired assets and assumed liabilities as if the acquisition had occurred at December 31, 2006.
(F)	Represents the amount of debt that would have been incurred to finance the acquisition, as if the acquisition had occurred at December 31, 2006. Also represents additional interest expense which would have been associated with the increase in debt bearing an interest rate of LIBOR plus 2.25%.

(Dollars in thousands)
Pro Forma Consolidated Balance Sheet
Debt	$6,754

Pro Forma Consolidated Statement of Income
Interest expense	$(491)

(G)	Represents the adjustment to income tax expense as if the acquisition had occurred at January 1, 2006, using the Company’s effective tax rate of 36% for the year ended December 31, 2006.

MANAGEMENT

The following table shows information as of April 25, 2007 with respect to each person who is an executive officer or director.

Name	Age	Position
Phillip DeZwirek	69	Chief Executive Officer, Chairman of the Board and Director
Richard J. Blum	60	President and Director
Dennis W. Blazer	59	Vice President-Finance and Administration and Chief Financial Officer
David D. Blum	51	Senior Vice President
Jason DeZwirek	36	Secretary and Director
Arthur Cape(1)	70	Director
Thomas J. Flaherty(2) (3)	69	Director
Ronald Krieg(1)	64	Director
Donald Wright(1) (2) (3)	69	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Stock Option Committee

Phillip DeZwirek became a director, the Chairman of the Board and the Chief Executive Officer of CECO in August 1979. Mr. DeZwirek also serves as: Chairman of the Board and Vice President of CECO Filters (since 1985); Treasurer and Assistant Secretary of CECO Group (since December 10, 1999); a director of Kirk & Blum and kbd/Technic (since 1999); President of Green Diamond (since 1990); and a director and the Chairman, Chief Executive Officer and Treasurer of API Electronics Group, Corp. (since May, 2002) and a director and the Chairman of its parent, API Nanotronics Corp. (since November, 2006), a publicly traded company (OTCBB:APIO) engaged in the manufacture of electronic components and systems for the defense and communications industries. Mr. DeZwirek is also involved in private investment activities. Mr. DeZwirek is the father of Mr. Jason DeZwirek.

Richard J. Blum became the President and a director of CECO on July 1, 2000 and the Chief Executive Officer and President of CECO Group, Inc. on December 10, 1999. Mr. Blum served as a director and the President of Kirk & Blum from February 28, 1975 until November 12, 2002 and has served as the Chairman and a director of kbd/Technic since November 1988. Mr. Blum is also a director of The Factory Power Company, a company in which CECO owns a minority interest and that has provided steam energy to various companies, including CECO. Mr. Blum is the brother of Mr. David Blum.

Dennis W. Blazer became the Chief Financial Officer and the Vice President-Finance and Administration of CECO on December 13, 2004. From 2003 to 2004, Mr. Blazer served as a financial consultant to GTECH Corporation, a leading global information technology corporation. From 1998 to 2003, he served as the Chief Financial Officer of Interlott Technologies, Inc., which stock traded on the American Stock Exchange and which was a worldwide provider of vending technologies for the lottery industry prior to its acquisition by GTECH Corporation in 2003. From 1973 to 1998, Mr. Blazer also served in varying capacities leading up to the position of Vice President of Finance and Administration for The Plastic Moldings Corporation, a custom manufacturer of precision molded plastic components.

David D. Blum became a Senior Vice President of CECO on July 1, 2000 and the President of Kirk & Blum on November 12, 2002. Mr. Blum served as Vice President of Kirk & Blum from 1997 to 2000 and was Vice President-Division Manager, Louisville at Kirk & Blum from 1984 to 1997. Mr. Blum is the brother of Mr. Richard Blum.

Jason DeZwirek, the son of Phillip DeZwirek, became a director of CECO in February 1994. He became Secretary of CECO on February 20, 1998. He also serves as Secretary of CECO Group (since December 10, 1999).

Mr. DeZwirek’s principal occupation since October 1999 has been as an officer and director of Kaboose Inc., an online media company servicing the children and family markets that trades on the Toronto Stock Exchange (TSX:KAB). Mr. DeZwirek currently serves as Chairman and Chief Executive Officer of Kaboose Inc. Mr. DeZwirek also is a director and the Secretary of API Nanotronics Corp. (OTCBB:APIO), a publicly traded company engaged in the manufacture of electronic components and systems for the defense and communications industries.

Arthur Cape has served as a director since May 25, 2005. He has also served on the Audit Committee since such date. Mr. Cape has served the manufacturing industry for over 30 years. Since 1991 he has served as Director of International Sales for Shymac Innovative Marketing, located in Montreal, Canada, and Director of Sales for AJB Continental, located in San Antonio, Texas. Shymac Innovative Marketing manufactures brushes and AJB Continental is a distributor of brushes. Mr. Cape also acts as a consultant for several factories in China in the manufacturing and injection molding of plastic articles. He has been active in youth awareness programs and has served on various youth committees in Canada.

Thomas J. Flaherty became a director of CECO on May 10, 2004. He also serves, as of April 19, 2005, on our Stock Option Committee and as of December 1, 2005, on our Compensation Committee. Mr. Flaherty retired as Chief Operating Officer and board member of Fairchild Corp. in 1999. He spent forty years in various major industrial and aerospace corporations with worldwide responsibilities. His primary expertise is in operations, and in addition to serving as Chief Operating Officer of Fairchild, has served as President and Chief Operating Officer of IMO Industries, Chief Executive Officer, President and board member of Transnational Industries, Senior Vice President of Pratt & Whitney, and Executive Vice President of Hamilton Standard, both divisions of United Technologies. He has served on boards both in the United States and internationally and is currently sitting on four boards of not-for-profit companies.

Ronald E. Krieg has served as a director of CECO since April 20, 2005. Mr. Krieg has served on the Audit Committee since such time and, as of July 11, 2005, has served as Chairman of the Audit Committee. Mr. Krieg is a Certified Public Accountant and has been an audit partner of Jackson, Rolfes, Spurgeon & Co. since August 1, 2004. From 1965 through July 31, 2004, he was with Grant Thornton LLP, other than for two years when he served in the United States Marine Corps. He became a partner of Grant Thornton LLP in 1978. Mr. Krieg has spent nearly 40 years in the practice of public accounting with a national firm, with considerable experience in the areas of Sarbanes-Oxley and internal auditing. He is a past president of the Cincinnati Chapter of the Institute of Internal Auditors and has served on its Board of Governors for over 30 years. He has also served as a director of Pomeroy IT Solutions, Inc. a public company that trades on The Nasdaq Global Market under the symbol “PMRY” since December 9, 2005.

Donald A. Wright became a director of CECO on February 20, 1998. Mr. Wright has also been a member of the Audit Committee since February 20, 1998 and the Compensation Committee since its formation on December 1, 2005. He has also been a member of the Stock Option Committee since January 1, 2002. Mr. Wright has been a principal of and real estate broker with The Phillips Group in San Diego, California, a company which is a real estate developer and apartment building syndicator, since 1992. From November 1996 through January of 2005, Mr. Wright served as a real estate broker with Prudential Dunn Realtors in Pacific Beach, California. Since January 2005, he has been an associate real estate broker with One Source Realty GMAC in San Diego California. On February 15, 2006, Mr. Wright became a director of Rubincon Ventures Inc., now known as API Nanotronics Corp. (OTCBB:APIO).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From January 1, 2006 through March 31, 2006, we reimbursed Green Diamond $5,000 per month, and since April 1, 2006 $10,000 per month, for use of the space and other office expenses of our Toronto office. Green Diamond is owned 50.1% by Icarus Investment Corp., which is controlled by Phillip DeZwirek, our Chief Executive Officer and Chairman of the Board, and Jason DeZwirek, our Secretary and member of our Board of Directors.

During the fiscal year ended December 31, 2006, we paid fees of $340,000 to Green Diamond for management consulting services. The services were provided by Phillip DeZwirek, our Chief Executive Officer and Chairman of the Board, through Green Diamond. We continue to pay consulting fees in the amount of $30,000 per month to Green Diamond under a consulting agreement dated March 26, 2007. Mr. DeZwirek does not receive a salary or other benefits from us as he is compensated by Green Diamond.

In December 1999, Green Diamond provided us $4,000,000 of subordinated debt evidenced by a promissory note, which we refer to as the 1999 note. Such amount was borrowed in connection with our acquisition of Kirk & Blum. On September 30, 2003, Green Diamond provided an additional $1,200,000 of subordinated debt evidenced by a promissory note, which we refer to as the 2003 note, which amount was used for working capital purposes. Our loan documents prevented us from paying interest on either note until January 6, 2006, when we made a payment of accrued interest to Green Diamond of $1,551,350 on the 1999 note and $167,400 on the 2003 note.

The maturity dates of the notes were extended on December 28, 2006 to July 1, 2008. In consideration of such extension, the interest rate of the 2003 note was increased from 6% to 12% and we issued 250,000 warrants to Green Diamond at an exercise price of $9.07 per share. The warrants are exercisable immediately and expire on December 28, 2016. The maturity dates of the notes were extended to January 1, 2010 pursuant to a fourth amended and restated promissory note in the principal amount of $1,200,000 and a sixth amended and restated replacement promissory note in the principal amount of $4,542,270, both dated March 26, 2007. We intend to use a portion of the net proceeds from this offering to repay these borrowings in full. When the subordinated debt is repaid, we will recognize a non-cash charge of approximately $750,000 related to the unamortized discount on the notes resulting from the issuance of the warrants. This will be a one-time, non-recurring, non-cash charge included in interest expense for the quarter in which the debt is repaid.

In December 1999, Harvey Sandler, who since April 2005 has beneficially owned, through the Harvey Sandler Revocable Trust, in excess of 10% of our common stock, provided us $500,000 of subordinated debt. On February 2, 2006, Mr. Sandler agreed to extend the maturity date of the note evidencing the debt from June 7, 2006 to April 1, 2007. We paid $240,000 in accrued interest in May 2006 and repaid his note in full on May 31, 2006, in an amount of approximately $525,000 in principal and remaining accrued interest.

Lawrence J. Blum, a brother of Richard Blum, our President, and David Blum, our Senior Vice President, is a Vice President of Kirk & Blum. Mr. Lawrence Blum’s salary in 2006 was $128,750, which is comparable to other officers at a similar level.

PRINCIPAL AND SELLING STOCKHOLDERS

Phillip DeZwirek, Jason DeZwirek, Richard Blum, David Blum and Lawrence Blum are the selling stockholders in this offering. Phillip DeZwirek is our Chief Executive Officer and Chairman of the Board; Jason DeZwirek is our Secretary and a member of our Board of Directors; Richard Blum is our President and a member of our Board of Directors; David Blum is our Senior Vice President; and Lawrence J. Blum is Vice President of Kirk & Blum. The selling stockholders are offering an aggregate of 2,348,166 shares of our common stock in this offering. We will not receive any of the proceeds from the shares offered by the selling stockholders.

We will receive $4,687,281 in proceeds from the exercise of the warrants held by Phillip DeZwirek, Richard Blum, David Blum and Lawrence Blum for 1,749,500 shares of common stock included in this prospectus. Richard Blum holds a warrant to purchase 448,000 shares, 224,000 shares of which are included in this prospectus; David Blum holds a warrant to purchase 335,000 shares, 167,000 shares of which are included in this prospectus; and Lawrence Blum holds a warrant to purchase 217,000 shares, 108,500 shares of which are included in this prospectus. All of these warrants, which refer to as the Blum warrants, were granted on December 7, 1999, and have an exercise price of $2.9375.

Phillip DeZwirek holds three separate warrants for (i) 500,000 shares with an exercise price of $2.065 per share, (ii) 250,000 shares with an exercise price of $2.75 per share and (iii) 500,000 shares with an exercise price of $3.00 per share, all of which are included in this prospectus. We refer to these warrants as the DeZwirek warrants.

Based solely upon information provided to us by either the named selling stockholder, our transfer agent or our review of reports filed pursuant to Section 16(a) of the Exchange Act, the following table sets forth certain information regarding the beneficial ownership of our common stock as of April 25, 2007 by:

•	the selling stockholders;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and officers as a group; and

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock.

Except as otherwise indicated, the beneficial owners named in the table below have sole voting and investment control with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The table includes shares of common stock that may be acquired pursuant to the exercise of warrants and options exercisable within 60 days of April 25, 2007. Percentage beneficial ownership before the offering is based on 11,507,309 shares of common stock outstanding as of April 25, 2007. The percentage of our common stock outstanding after the offering assumes the sale by us of 1,000,000 newly issued shares of our common stock in this offering and the issuance 1,749,500 shares of common stock upon the exercise of DeZwirek and Blum warrants by the selling stockholders and the sale of such shares in this offering.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering(1)
Name and Address	Number	Percent		Number	Percent
Jason DeZwirek(2) 505 University Avenue, Suite 1400 Toronto, Ontario M56 1X3	3,306,359	28.1%	598,666	2,707,693	18.7%

Phillip DeZwirek(3) 505 University Avenue, Suite 1400 Toronto, Ontario M56 1X3	3,268,390	25.1%	1,250,000	2,018,390	13.9%

Icarus Investment Corp.(4) 505 University Avenue Suite 1400 Toronto, Ontario M5G 1X3	1,707,693	14.5%	—	1,707,693	11.8%

Harvey Sandler Revocable Trust(5) 21170 NE 22nd Court North Miami Beach FL 33180	1,477,517	12.8%	—	1,477,517	10.4%

Tontine Capital Partners, L.P.(6) 55 Railroad Avenue Third Floor Greenwich, Connecticut 0683	985,874	8.6%	—	985,874	6.9%

Unicredito Italiano S.p.A.(7) Piazza Cordusio 2 20123 Milan, Italy	600,852	5.2%	—	600,852	4.2%

Richard J. Blum(8) 3120 Forrer Street Cincinnati, Ohio 45209	499,241	4.2%	224,000	275,241	1.9%

David D. Blum(9) 3120 Forrer Street Cincinnati, Ohio 45209	345,000	2.9%	167,000	178,000	1.2%

Lawrence J. Blum(10) 3120 Forrer Street Cincinnati, Ohio 45209	227,279	1.9%	108,500	118,779	*

Thomas J. Flaherty(11) 6 Heron Rd. Mystic, Connecticut 06355	50,105	*	—	50,105	*

Donald Wright(12) 3562 Ethan Allen Ave San Diego, California 92117	45,400	*	—	45,400	*

Dennis W. Blazer(13) 3120 Forrer Street Cincinnati, Ohio 45209	30,000	*	—	30,000	*

Ronald Krieg(14) 20720 State Route 1 Guilford, Indiana 47022	15,000	*	—	15,000	*

Arthur Cape(15) 4832 Melrose Avenue Montreal, Canada H3X 3P5	11,000	*	—	11,000	*

All directors and officers as a group of nine persons	5,862,802	42.1%	2,348,166	3,623,136	24.1%

*	Less than 1%

[1]	Assumes the sale of all of the shares of common stock offered hereby and the exercise of warrants to purchase 1,749,500 shares of common stock by the selling stockholders.
[2]

Jason DeZwirek has served as our Secretary since 1998 and a member of our Board of Directors since 1994. The number of shares listed includes 1,334,360 shares owned by Icarus Investment Corp., which we refer to as Icarus, 123,333 shares of common stock owned by Green Diamond, and 250,000 shares of common stock that may be purchased pursuant to warrants granted to Green Diamond on December 28, 2006. See footnote 4 below. Mr. DeZwirek is the son of Mr. Phillip DeZwirek.

[3]

Phillip DeZwirek has served as our Chief Executive Officer and Chairman of the Board since 1979. The number of shares listed includes (i) the 1,250,000 shares of common stock issuable upon exercise of the DeZwirek warrants, which shares are included in this prospectus, (ii) 250,000 shares of common stock issuable upon the exercise of warrants held by Green Diamond, (iii) 123,333 shares of common stock owned by Green Diamond, and (iv) 1,334,360 shares of common stock held by Icarus. See footnote 4 below. Mr. DeZwirek is the father of Mr. Jason DeZwirek.

[4]

Includes 123,333 shares of common stock owned by Green Diamond and 250,000 shares that may be purchased pursuant to warrants granted to Green Diamond on December 28, 2006. Icarus owns 50.1% of the outstanding shares of Green Diamond. Icarus is owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek. Mr. Phillip DeZwirek and Mr. Jason DeZwirek are deemed to have shared voting and investment control over the shares beneficially owned by Icarus, including the shares of common stock beneficially owned by Green Diamond. Ownership of our shares of common stock owned by Icarus, including the shares of common stock beneficially owned by Green Diamond, is attributed to both Phillip DeZwirek and Jason DeZwirek.

[5]	This information was obtained from a Form 4 filed with the SEC on March 22, 2007.
[6]	This information was obtained from a Schedule 13G/A filed with the SEC on February 4, 2005.
[7]	This information was obtained from a Schedule 13G filed with the SEC on April 11, 2007.
[8]

Richard J. Blum is our President and member of our Board of Directors. The number of shares listed includes 448,000 shares of our common stock that Mr. Blum has the right to purchase pursuant to a warrant, of which 224,000 shares of our common stock are included in this offering. Also includes 25,000 shares that may be purchased pursuant to options granted to Mr. Blum on October 5, 2001.

[9]

David D. Blum is a Senior Vice President of CECO. The number of shares listed includes 335,000 shares of our common stock that Mr. Blum has the right to purchase pursuant to a warrant, of which 167,000 shares of our common stock are included in this offering.

[10]

Lawrence J. Blum is a Vice President of Kirk & Blum. The number of shares listed includes 217,000 shares of our common stock that Mr. Blum has the right to purchase pursuant to a warrant, of which 108,500 shares of our common stock are included in this offering.

[11]

Thomas Flaherty has served as member of our Board of Directors since 2004. The number of shares listed includes (i) 40,105 shares of our common stock Mr. Flaherty has the right to purchase pursuant to options granted to Mr. Flaherty on May 10, 2004, (ii) 5,000 shares that may be purchased pursuant to options granted January 5, 2005, and (iii) 5,000 shares of our common stock that may be purchased pursuant to options granted June 21, 2006.

[12]

Donald Wright has served as a member of our Board of Directors since 1998. The number of shares listed includes 10,000 shares of our common stock that may be purchased pursuant to options granted January 5, 2005 and 5,000 shares of our common stock that may be purchased pursuant to options granted June 21, 2006.

[13]

Dennis Blazer has been our Chief Financial Officer and Vice President—Finance and Administration since December 2004. Includes 5,000 shares of our common stock that may be purchased pursuant to options granted June 21, 2006

[14]

Ronald Krieg has served as a member of our Board of Directors since April 20, 2005. Mr. Krieg has served on the Audit Committee since such time and, as of July 11, 2005, has served as Chairman of the Audit Committee. The number of shares listed includes options to purchase 10,000 shares of our common stock pursuant to an option granted April 20, 2005 and 5,000 shares of our common stock that may be purchased pursuant to options granted June 21, 2006.

[15]

Arthur Cape has served as a member of our Board of Directors since 2005. The number of shares listed includes options to purchase 5,000 shares of our common stock pursuant to an option granted May 25, 2005 and 5,000 shares of our common stock that may be purchased pursuant to options granted June 21, 2006.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement that we expect to enter into with the underwriters, the underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. Subject to certain conditions to be contained in the underwriting agreement, each underwriter will severally agree to purchase the number of shares indicated in the following table. Oppenheimer & Co. Inc. will be the representative of the underwriters.

Underwriters	Number of Shares
Oppenheimer & Co. Inc.
Needham & Company, LLC.

3,348,166

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the offering price.

Over-Allotment Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters will have an option to buy up to an additional 502,225 shares from us to cover such sales, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. They may exercise that option in whole or in part for 30 days from the date of the underwriting agreement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of commons stock offered in this offering.

Discounts and Expenses

The following table shows the amount per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an aggregate of 502,225 additional shares from us.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price by us
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

Public offering price by the selling stockholders
Underwriting discounts and commissions to be paid by the selling stockholders
Proceeds, before expenses, to be paid by the selling stockholders

We estimate that the total expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $400,000.

Lock-up Agreements

We and the selling stockholders will agree that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Oppenheimer & Co. Inc. for a period of 90 days after the date of this prospectus. This agreement will not apply (i) as to us, to the filing of a registration statement on Form S-8 under the Securities Act to register securities issuable under our existing employee benefit plans, our issuance of common stock upon exercise of an existing option or warrant, our granting of awards pursuant to our existing employee benefit plans or the transfer of any shares of common stock pursuant to a tender offer, exchange offer, merger, business combination or similar transaction that will result in the holders of our common stock outstanding immediately prior to such transaction failing to continue to represent at least 50% percent of the combined voting power of our common stock or such surviving or other entity outstanding immediately after such transaction and (ii) as to the selling stockholders, to the shares offered pursuant to this prospectus or transfers to family members or affiliates or transfers following the death of a selling stockholder.

Our officers and directors will agree that they will not, other than as contemplated by this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Oppenheimer & Co. Inc. for a period of 90 days after the date of this prospectus. These agreements will be subject to several exceptions.

Notwithstanding the foregoing, if (i) we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of such 90-day restricted period, or (ii) prior to the expiration of such 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such 90-day restricted period, the restrictions imposed by the lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stabilization

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. Stabilizing transactions consist of various bids for, or purchases of, common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Market or otherwise.

Indemnification

We and the selling stockholders will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act for certain errors or omissions in this prospectus or the registration statement of which this prospectus is a part. However, neither we nor the selling stockholders will indemnify the underwriters if the error or omission was the result of information the underwriters supplied in writing for inclusion in this prospectus or the registration statement. If we or the selling stockholders cannot indemnify the underwriters, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities. The contribution by us or the selling stockholders would be in the proportion that the proceeds (after underwriting discounts and commissions) that we or the selling stockholders receive from this offering bear to the proceeds (from underwriting discounts and commissions) that the underwriters receive. If we or the selling stockholders cannot contribute in this proportion, we or the selling stockholders will contribute based on our fault and benefit, as set forth in the underwriting agreement.

Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “CECE.” We will apply to have the shares of common stock to be issued in this offering approved for listing on The Nasdaq Global Market.

Electronic Prospectus

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by the underwriters or any selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Affiliations

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for our company and our affiliates for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common stock offered under this prospectus will be passed upon for us by Sugar, Friedberg & Felsenthal LLP, Chicago, Illinois. Certain legal matters in connection with the common stock offered under this prospectus will be passed upon for the underwriters by Porter & Hedges, L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the CECO Environmental Corp. Annual Report on Form 10-K as of December 31, 2006 and for the two years ended December 31, 2006 have been audited by Battelle and Battelle LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus by reference from the CECO Environmental Corp. Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Effox, Inc. for the year ended December 31, 2006 incorporated in this prospectus by reference from the CECO Form 8-K/A filed April 5, 2007 have been audited by Greenwalt Sponsel & Co., Inc., an independent public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Effox, Inc. for the years ended December 31, 2005 and December 31, 2004, incorporated in this prospectus by reference from the CECO Form 8-K/A filed April 5, 2007 have been audited by Jackson, Rolfes, Spurgeon & Co., an independent public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act, with respect to the shares offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made for further information. This prospectus does not contain all the information included in a registration statement because we have omitted parts of the registration statement as permitted by the SEC’s rules and regulations. For further information about us, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

We are a reporting company and also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, proxy statements, or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. In addition, our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (other than those furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K) after the date of this prospectus and prior to the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2006; and

•	Our Current Reports on 8-K filed with the SEC on January 9, 2007, March 6, 2007, March 19, 2007, March 23, 2007, March 30, 2007, April 5, 2007 and April 12, 2007; and

•

The description of our common stock contained in the registration statement on Form 10 filed with the SEC on December 13, 1992 pursuant to Section 12(g) of the Exchange Act, together with all amendments or reports filed for the purpose of updating such description.

We will provide to each person to whom a prospectus is delivered, including any beneficial owner, a copy of all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost, upon written or oral request at the following address or telephone number:

CECO Environmental Corp.

Attn: Dennis W. Blazer

3120 Forrer Street

Cincinnati, Ohio 45209

(513) 458-2600

CECO ENVIRONMENTAL CORP.

3,348,166 Shares

Common Stock

PROSPECTUS

Oppenheimer & Co.

Needham & Company, LLC

                    , 2007

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

The following is a statement of estimated expenses of the issuance and distribution of the securities being registered (other than underwriting discounts and commissions), all of which are being paid by the Registrant.

SEC Registration Fee	$1,656
Accounting Fees and Expenses	65,000
Legal Fees and Expenses.	125,000
Printing Expenses	125,000
Roadshow Expenses	50,000
Miscellaneous	33,344

Total	$400,000

*	All amounts are estimates except for the SEC Registration Fee.

Item 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent permitted by the Delaware General Corporation Law. Mandatory indemnification is required for directors and executive officers, and we provide for permissive indemnification for other officers, employees and agents. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him under our bylaws.

Item 16.	EXHIBITS

1.1	Form of Underwriting Agreement.(1)

5.1	Opinion of Sugar, Friedberg & Felsenthal LLP.(1)

23.1	Consent of Independent Registered Public Accounting Firm of Battelle & Battelle LLP.

23.2	Consent of Independent Registered Public Accounting Firm of Deloitte & Touche LLP.

23.3	Consent of Greenwalt Sponsel & Co., Inc.

23.4	Consent of Jackson, Rolfes, Spurgeon & Co.

24.1	Power of Attorney.(2)

(1)	Previously filed on April 27, 2007.
(2)	Previously filed on April 11, 2007.

Item 17.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Amendment No. 2 to Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio on April 30, 2007.

CECO Environmental Corp.

By:	/S/ DENNIS W. BLAZER
Dennis W. Blazer
Vice President-Finance and Administration Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*	April 30, 2007
Phillip DeZwirek, Chairman of the Board, Director and Chief Executive Officer (Principal Executive Officer)

/S/ DENNIS W. BLAZER	April 30, 2007
Dennis W. Blazer, Vice President-Finance and Administration; Chief Financial Officer (Principal Accounting and Financial Officer)

*	April 30, 2007
Richard J. Blum, President, Director

*	April 30, 2007
Jason DeZwirek, Director

*	April 30, 2007
Ronald E. Krieg, Director

*	April 30, 2007
Thomas J. Flaherty, Director

*	April 30, 2007
Donald A. Wright, Director

*	April 30, 2007
Arthur Cape, Director

*By:	/S/ DENNIS W. BLAZER
Dennis W. Blazer Attorney-in-fact

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